Main Street Phoenix Workers Co-op, LCA
SUBSCRIPTION AND INVESTOR MEMBER AGREEMENT

This Subscription and Investor Member Agreement ("**Agreement**"), is entered into by and between Main Street Phoenix Workers Co-op, LCA, a Colorado public benefit limited cooperative association, with its principal place of business at 4845 Pearl East Circle, PMB 89800, Boulder, CO, 80301 ("**Cooperative**"), and the party identified on the signature page of this Agreement ("**Investor**"). The Agreement will be effective on the date that the Cooperative signs the signature page of this Agreement ("**Effective Date**").

WHEREAS, the Investor desires to acquire from the Cooperative, and the Cooperative desires to sell and issue to the Investor a certain number of Shares (as defined in Section 1);

WHEREAS, the Investor, as a holder of the Shares, will qualify to be admitted as an Investor Member of the Cooperative (as defined in Section 4);

WHEREAS, the purpose of this Agreement is to establish the basis and set forth the provisions, terms, and conditions for the purchase and sale of the Shares as well as for the Investor to be admitted as an Investor Member of the Cooperative.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1. **Purchase and Sale of Shares**. Subject to the terms and conditions of this Agreement, the Articles of Organization ("**Articles**") and the bylaws of the Cooperative and its applicable Addenda ("**Bylaws**"), a copy of which is attached to the WeFunder campaign ("**Campaign**"), and in reliance on the representations, warranties, and covenants set forth herein, the Cooperative shall issue and sell to the Investor and the Investor agrees to purchase from the Cooperative, the number of Series-1 Class B Preferred Shares set forth on the signature page for a per share price of $100 (one hundred dollars) ("**Shares**"). The Shares shall have the rights, preferences, and privileges set forth in the Bylaws. **Exact Terms can be referenced in the term sheet appended to the end of this subscription agreement.**

2. **Payment of Purchase Price**. On the Closing Date (as defined below), the Investor hereby agrees to deliver to the Cooperative an executed copy of this Agreement signed by the authorized representative of the Investor, and the purchase price for the Shares set forth opposite such Investor's name under the heading "Aggregate Purchase Price" on the signature page hereof ("**Purchase Price**"), via WeFunder. The closing of the sale and purchase of the Shares shall take place by exchange of electronic signature pages on the date of this Agreement, or at such other time, date, place and manner as are mutually agreeable to the Cooperative and the Investor. The closing of the sale and purchase of Shares may occur separately, and each such sale is a "Closing". The "Initial Closing" is the first sale of Shares. The date of each Closing is hereinafter referred to as the "**Closing Date**."

3. **Restrictions on Membership Interests**

    3.1. Restrictions on Transfers. The Shares may only be transferred, subject to applicable securities laws, and with prior written approval of such transfer by the Cooperative. Accordingly, no transfer of any of the Shares is permitted unless such transfer complies with applicable securities laws and the Cooperative has provided its written approval for such transfer.

3.2. Transfers in Violation of Agreement. The Cooperative shall not be required (a) to transfer on its books any Shares which shall have been transferred in violation of any of the provisions set forth in the Bylaws or this Agreement or (b) to treat as owner of such Shares or to accord the right to vote as such owner or to pay distributions to any transferee to whom such Shares shall have been so transferred.

4. **Membership in Cooperative.**

4.1. In exchange for the Investor's promises in Section 4.2, the Cooperative admits the Investor as an Investor Member (as defined in Bylaws) of the Cooperative.

4.2. For as long as the Investor holds the Shares, Investor agrees to remain in good standing as Investor Member, and it agrees to abide by the Articles, Bylaws, and all rules and policies pertaining to Investor Members as may be established and adopted from time-to-time.

5. **Representations and Warranties of the Investor**. In connection with the acquisition of Shares by the Investor, the Investor represents and warrants to the Cooperative, as of the date that the Investor signs this Agreement, the following:

5.1. No Registration. Investor understands that the Shares have not been, and will not be, registered under the Securities Act of 1933 (the "**Securities Act**") by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein or otherwise made pursuant hereto.

5.2. Offering Information through Campaign and Modifications of Offering Terms**.** The Investor acknowledges that this Agreement has been provided with additional information in the Campaign and the Investor has received and carefully read the Campaign information. The Investor recognizes that the Campaign includes certain statements, estimates, and forecasts of the Cooperative with respect to its anticipated future performance. Such statements, estimates and forecasts reflect various assumptions of management of the Cooperative that may or may not prove to be correct, and no assurance can be given that the Cooperative can or will attain such results. In the event that the Cooperative modifies the terms upon which the Shares are offered and described in the Campaign, the Cooperative hereby agrees that it shall notify the Investor of such modification of the offering terms and provide the Investor with the opportunity to adopt such modified terms.

5.3. Investment Intent. Investor is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale or any distribution of the Shares, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the Shares. Investor further represents that it does not have any contract, undertaking, agreement, or arrangement with any person or entity to sell, transfer, or grant participation to such person or entity or to any third person or entity with respect to any of the Shares.

5.4. Speculative Nature of Investment. Investor understands and acknowledges that the Cooperative has a limited financial and operating history and that an investment in the Cooperative is highly speculative and involves a high degree of risk of loss of the entire investment made by the Investor. Investor has received and carefully considered the risk

factors set forth in the Campaign. The Investor understands that the risk factors in the Campaign do not purport to be a complete or exhaustive explanation of the risks inherent in ownership of the Shares of the Cooperative. Investor can bear the economic risk of the investment and is able, without impairing Investor's financial condition, to hold the Shares for a long period of time and to suffer a complete loss of the investment.

5.5. Access to Data. Investor has had an opportunity to ask questions of, and receive satisfactory answers from, the officers of the Cooperative concerning this Agreement and the underlying securities being offered; the transactions contemplated by this Agreement; and the Cooperative's business, management, and financial affairs. Investor believes that it has received all the information Investor considers necessary or appropriate for deciding whether to purchase the Shares. The Investor understands that such discussions, as well as any information issued by the Cooperative, were intended to describe certain aspects of the Cooperative's business and prospects but were not necessarily a thorough or exhaustive description. Investor acknowledges that any business plans prepared by the Cooperative have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. Investor also acknowledges that it is not relying on any statements or representations of the Cooperative or its agents for legal advice with respect to this investment or the transactions contemplated by the Agreement.

5.6. Restricted Securities. The Investor understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Investor must hold the Shares until redeemed by the Cooperative, unless they are sooner registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Investor acknowledges that the Cooperative has no obligation to register or qualify the Shares. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale and on requirements relating to the Cooperative which are outside of the Investor's control, and which the Cooperative is under no obligation and may not be able to satisfy.

5.7. No Public Market. Investor understands that no public market now exists for the Shares, and that the Cooperative has made no assurances that a public market will ever exist for the Shares.

5.8. Exculpation Among Investors. The Investor acknowledges that it is not relying upon any person, other than the Cooperative and its officers and directors, in making its investment or decision to invest in the Cooperative. The Investor agrees that neither the Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of the Investor shall be liable to any other investor in the Cooperative for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

5.9. Authorization.

5.9.1. Investor has all requisite power and authority to execute and deliver the Agreements, to purchase the Shares, and to carry out and perform its obligations under the terms of the Agreement. All action on the part of Investor necessary for the authorization, execution, delivery, and performance of the

Agreement, and the performance of all of the Investor's obligations under the Agreement, has been taken or will be taken prior to the Closing.

5.9.2. The Agreement, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with its terms except: (i) to the extent that the indemnification provisions contained in this Agreement may be limited by applicable law and principles of public policy, (ii) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (iii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies or by general principles of equity.

5.9.3. No consent, approval, authorization, order, filing, registration, or qualification of or with any court, governmental authority, or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreement by the Investor or the performance of the Investor's obligations hereunder.

5.10. Tax Advisors. Investor has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreement. With respect to such matters, Investor relies solely on such advisors and not on any statements or representations of the Cooperative or any of its agents, written or oral. The Investor understands that it, and not the Cooperative, shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreement.

5.11. Legends. Investor understands that the Shares are not required to be certificated; however, if certificates are issued, they may be notated with one or all of the following legends:

5.11.1. "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COOPERATIVE THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

5.11.2. Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

The Investor acknowledges and agrees that the foregoing representations and warranties are made by the Investor with the intention that they may be relied upon by the Cooperative and its legal counsel in determining the Investor's eligibility to purchase the Shares under applicable laws. The Investor further agrees that by accepting delivery of the Shares on the date the Shares are issued to the Investor, the Investor shall be representing and warranting that the foregoing representations and warranties are true as of the date the Shares are issued and that they will survive the purchase

by the Investor of the Shares and will continue in full force and effect notwithstanding any subsequent disposition of such Shares by the Subscriber.

6. **Representations and Warranties of the Cooperative**. The Cooperative hereby represents and warrants to the Investor as of the date of the Initial Closing as follows:

6.1. Organization, Good Standing and Qualification. The Cooperative is a public benefit limited cooperative association, duly organized, validly existing, and in good standing under the laws of the State of Colorado. The Cooperative has the requisite power and authority to own and operate its assets, to carry on its business as presently conducted, to execute and deliver the Agreements, to issue and sell the Shares, and to perform its obligations pursuant to this Agreement. Failure to so organize and exist would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company (a "**Material Adverse Effect**").

6.2. Authorization. The Cooperative has taken, or prior to the Closing will take, all necessary action to authorize the execution, delivery and performance of this Agreement, including the issuance of the Shares, and upon execution of this Agreement on behalf of the Cooperative, this Agreement shall be duly executed by and shall constitute a legal, valid, and binding obligation of the Cooperative, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (ii) as limited by rules of law governing specific performance, injunctive relief, or other equitable remedies and by general principles of equity.

6.3. Title to Properties and Assets; Liens. The Cooperative has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which do not in any case materially detract from the value of the property subject thereto or have a Material Adverse Effect, and which have not arisen otherwise than in the ordinary course of business.

6.4. Compliance with Other Instruments. The Cooperative is not in violation of any material term of its Articles or Bylaws, or, to the Cooperative's knowledge, in any material respect of any term or provision of any material indebtedness, contract, or agreement to which it is party, which would have a Material Adverse Effect. To the Cooperative's knowledge, the Cooperative is not in violation of any federal or state statute, rule, or regulation applicable to the Cooperative the violation of which would have a Material Adverse Effect. The execution and delivery of the Agreements by the Cooperative, the performance by the Cooperative of its obligations pursuant to the Agreements, and the issuance of the Shares, will not result in any material violation of, or materially conflict with the Bylaws. The Articles and Bylaws attached to this Agreement are true, complete, and correct copies of such documents.

6.5. Tax Returns and Payments. The Cooperative has timely filed all tax returns required to be filed by it with appropriate federal, state, and local governmental agencies, except where the failure to do so would not have a Material Adverse Effect. These returns and reports are true and correct in all material respects. All taxes shown to be due and payable on such returns, any assessments imposed, and, to the Cooperative's knowledge, all other taxes due

and payable by the Cooperative on or before the Closing have been paid or will be paid prior to the time they become delinquent.

6.6. Federal and State Securities Laws. Assuming the accuracy of the representations of the Investors in Section 5 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Shares are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the **"Act"**), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

6.7. Changes. Except as may be indicated in the Updates section of the Campaign, there has not been (i) any change in the assets, liabilities, financial condition or operating results of the Cooperative from that reflected in the Financial Statements that would cause a Material Adverse Effect; (ii) any damage, destruction, or loss, whether or not covered by insurance, that would have a Material Adverse Effect; (iii) any waiver by the Cooperative of a valuable right or of a material debt owed to it; (iv) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Cooperative, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect; (v) any material change to a material contract or agreement by which the Cooperative or any of its assets is bound or subject; (vi) any material change in any compensation arrangement or agreement with any employee, officer, member, or manager of the Cooperative; (vii) any resignation or termination of employment of any officer or key employee of the Cooperative; (viii) any mortgage, pledge, transfer of a security interest in, or lien, created by the Cooperative, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Cooperative's ownership or use of such property or assets; (ix) any loans or guarantees made by the Cooperative to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business; (x) any declaration, setting aside or payment or other distribution in respect of any of the Cooperative's equity interest, or any direct or indirect redemption, purchase, or other acquisition of any of such equity interest by the Cooperative; (xi) any sale, assignment, or transfer of any of the Cooperative's Intellectual Property that could reasonably be expected to result in a Material Adverse Effect; or (xii) any arrangement or commitment by the Cooperative to do any of the things described in Section 5(i).

6.8. Certain Transactions. Except as may be indicated in the Updates section of the Campaign:

6.8.1. There are no agreements, understandings, or proposed transactions between the Cooperative and any of its officers, directors, consultants or key employees, or any affiliate thereof.

6.8.2. The Cooperative is not indebted, directly or indirectly, to any of its directors, officers, or employees or to their respective spouses or children or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Cooperative's directors, officers or employees, or any members of their immediate families, or any affiliate of the foregoing are, directly or indirectly, indebted to the Cooperative. None of the

Cooperative's directors, officers, or employees or their respective spouses or children, have any (A) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Cooperative's customers, suppliers, service providers, joint venture partners, licensees and competitors, (B) direct or indirect ownership interest in any firm or corporation with which the Cooperative is affiliated or with which the Cooperative has a business relationship, or any firm or corporation which competes with the Cooperative; or (C) financial interest in any contract with the Cooperative.

6.9. Campaign. All disclosures, representations and warranties contained in the Campaign are incorporated by reference herein and the Cooperative acknowledges that the Investor may reasonably rely thereupon in making its investment decision.

6.10. Disclosure. The Cooperative has made available to the Investor all the information reasonably available to the Cooperative that the Investor has requested for deciding whether to acquire the Shares. No representation or warranty of the Cooperative contained in this Agreement, except as may be indicated in the Updates section of the Campaign, any certificate furnished or to be furnished to Investors at the Closing, and the Campaign contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. Other than this Agreement, the Cooperative has not executed nor plans to execute any agreement or otherwise has entered into or plans to enter into an arrangement, understanding, or commitment of any kind with the Investor through or on the date of Closing.

6.11. Use of Proceeds. In accordance with the directions of the Cooperative's Board of Directors, as it is constituted in accordance with the Bylaws, the Cooperative may use the proceeds from the sale of the Shares to acquire target business interests and assets, for working capital and other general corporate purposes of the Cooperative.

6.12. Anti-Corruption and Anti-Social Forces. None of the Cooperative, its affiliates, their respective employees, directors, officers or agents or the Cooperative's members, has at any time or will during the term of this Agreement:

6.12.1. violate, or engage in any activity, practice or conduct which would violate any Anti-Corruption Law;

6.12.2. use corporate funds or assets for any unlawful contribution, gift, entertainment, or other unlawful expense, or make any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; or

6.12.3. be or be part of any organized crime group, or any affiliated body thereof, that is likely to facilitate, perform, or assist in violent, unlawful, or illegal acts through supplying of funds, weapons, drugs, and other things of value, or by being involved in the management, organization, and maintenance of the organized crime group.

6.12.4. For purposes of this Agreement, the term "Anti-Corruption Law" shall mean the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, the Japan Act for Prevention of Wrongful Acts by Members of Organized Crime Groups,

and any other applicable anti-corruption laws, anti-social forces laws, or related regulations.

7. **<u>Acceptance by the Cooperative</u>**. It is understood that this subscription is not binding on the Cooperative until the Cooperative accepts it, which acceptance is at the sole discretion of the Cooperative, by executing this Agreement where indicated. The Cooperative may accept this subscription in whole or in part. If the Cooperative accepts this subscription only in part, the Cooperative shall cause to be returned to the Investor any part of the purchase price tendered herewith by the Investor to the Cooperative but not accepted by the Cooperative. This Agreement shall be null and void if the Cooperative does not accept it. If such acceptance is not timely secured, the Cooperative shall cause to be returned to the Investor any cash or check tendered herewith by the Investor to the Cooperative, and the Cooperative and the Investor shall have no further obligation to each other hereunder.

8. **<u>Successors and Assigns</u>**. This Agreement shall be binding upon the successors and assigns of the Investor and, when accepted by the Cooperative, shall be binding upon the Cooperative's successors and assigns.

9. **<u>Survival of Representations and Warranties</u>**. All representations, warranties, acknowledgements, and agreements contained in this Agreement, in any document delivered by any of the parties pursuant to this Agreement, or otherwise with respect to the transactions contemplated by this Agreement, will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, regardless of any investigation made by any party or on its behalf. **Each party ("Indemnifying Party") shall defend, indemnify, and hold harmless the other party, its affiliates, shareholders, members, directors, managers, officers, and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs, and expenses, including reasonable attorneys' fees and disbursements, arising from or relating to any inaccuracy in or breach of any of the Indemnifying Party's representations or warranties.**

10. **<u>Dispute Resolution</u>**. Disputes concerning the contents of this Agreement shall be settled according to the Dispute Resolution provisions in the Bylaws.

11. **<u>Entire Agreement</u>**. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12. **<u>Amendment and Modification; Waiver</u>**. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

13. **<u>Severability</u>**. If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such provision or provisions shall be

ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

14. **Counterparts and Electronic Signature**. This Agreement may be executed electronically and in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

15. **Notices**. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail if sent during normal business hours, Mountain Time (standard or daylight, as applicable), and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15).

If to the Cooperative:	Main Street Phoenix Workers Co-op, LCA Attn: Marisol Lazo-Flores, c/o Jason Wiener p.c., a public benefit corporation 1919 14th Street, Suite 700, Boulder, CO, 80302 marisol@mainstreetphoenix.org; with a copy to linda@jrwiener.com
If to the Investor:	The address of the Investor on file

16. **Gender; Headings**. The gender-neutral pronoun "they/them/their" is used throughout this Agreement and shall be deemed to include all genders. Words used in these Bylaws in the singular shall be deemed to include the plural and vice versa unless a different meaning is plainly required by the context. The headings and subheadings and the division into articles and sections is for convenience of reference only and are not to be used in construing this instrument or any provision thereof.

17. **Governing Law; Submission to Jurisdiction**. This Agreement shall be governed by and construed in accordance with the laws of the state of Colorado without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Colorado. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of United States of America or the courts of the State of Colorado, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead

or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

18. **No Strict Construction**. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

19. **Opportunity to Consult with Investor's Own Counsel**. Investor acknowledges that this Agreement has been prepared on behalf of the Cooperative by Jason Wiener|p.c., counsel to the Cooperative, and that Jason Wiener|p.c. does not represent, and is not acting on behalf of, Investor. Investor has been provided with an opportunity to consult with its own counsel with respect to this Agreement.

[REST OF THE PAGE INTENTIONALLY BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Main Street Phoenix Workers Co-op, PBC LCA

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

MAIN STREET PHOENIX WORKERS CO-OP, LCA
SERIES - 1 SERIES - 1 CLASS B PREFERRED STOCK TERM SHEET

This term sheet is a summary of a private offering of three different classes of preferred stock in Main Street Phoenix Workers Co-op, LCA, a Colorado public benefit limited cooperative association ("Main Street Phoenix"). Main Street Phoenix is seeking mission-aligned investors who support Main Street Phoenix's vision of acquiring distressed main street businesses that would otherwise close as a result of COVID-19 and re-opening them in a way that will promote and build a more worker-centered and resilient main street economy based on employee ownership and quality jobs.

Main Street Phoenix is offering the following Co-op Revenue Share:

Class B Preferred Shareholders receive rights to future revenue starting 12 months after this offer closes. Dividends are allocated from 85% of Net Free Cash Flow annually with a 2X Investment Amount Cap. MSPP holds the right to redeem equity once the Cap is met.

Securities Offered	Series - 1 Class B Preferred Stock of Main Street Phoenix.
Maximum Offering	$1,070,000
Offering Price	$100 per Series - 1 Class B Preferred Share fixed nominal price.
Target Offering	$100,000
Use of Funds	Proceeds raised from the sale of Series - 1 Class B Preferred Stock will be used to acquire control of and provide working capital to target businesses in the restaurant and retail food service industry. The offering will be conducted on a best-efforts, no minimum basis and no proceeds will be impounded or placed in escrow. Main Street Phoenix may use funds immediately as they become available.
Investor Profile	**Accredited and Non-accredited investors who are supportive of Main Street Phoenix's mission.**
Dividend	No dividends will accrue from the Closing Date for a period of 12 months (the "Dividend Holiday"). Series - 1 Class B Stock will accrue dividends up to one times (1X) the original purchase price, which will be added to the original purchase price to equal the redemption price cap (the "Cap). Dividends up to the Cap will be allocated from eighty-five percent (85%) of Net Free Cash Flow on an annual basis on equal footing among Series - 1 Class B Stockholders. "Net Free Cash Flow" is defined as operating net income after taxes and interest due and payable, minus equipment replacement capital expenses, principal payments due in the ordinary course of business, plus depreciation and non-cash worker-owner patronage/profit allocations.

	Main Street Phoenix will make every reasonable effort to pay dividends to its investors, except to the extent payment of dividends would be prohibited by law or lending covenants.
Redemption Rights	Once the Cap has been reached, commencing on the date the next fiscal quarter begins, Main Street Phoenix will begin making equal, ratable distributions to the holders of Series - 1 Class B Stock, on a quarterly basis, equal to the quarterly Net Free Cash Flow, up to the Cap ("Redemption Distributions"). Each Redemption Distribution will automatically repurchase a ratable number of shares of Series - 1 Class B Stock from each holder receiving the Redemption Distribution, which includes redemption of accrued dividends plus the original purchase price for the shares repurchased. The Series - 1 Class B Stock is considered fully and automatically redeemed upon payments of Redemption Distributions that in the aggregate equal the Cap.
Other Stakeholders	Other stakeholders may include Main Street Phoenix employees, patron members of Main Street Phoenix ("Patron Members"), community allies, and other mission aligned organizations.
Voting Rights	Series - 1 Class B Preferred Stockholders will become Series - 1 Class B Investor Members of Main Street Phoenix. Series - 1 Class B Investor Members will not have voting rights except as required by law.
Information Rights	Series - 1 Class B Investors will be entitled to customary and reasonable information and reporting.
Board Representation	Under Colorado law, A majority of the Board of Directors of Main Street Phoenix (the "Board") must be elected by Patron Members. C.R.S. 7-58-804. The Investor Members holding shares of Series - 1 Class B Stock, voting together as a class will be permitted to elect one of the Investor Members as a director of Main Street Phoenix in accordance with the bylaws of Main Street Phoenix (the "Bylaws").
Liquidation Rights	Series - 1 Class B Preferred Stock will have a preference to distributions of residual proceeds in a company sale or liquidation event relative to all patron member shares, Class C Preferred Stock, and Class D Preferred Stock. Holders of Series - 1 Class B Preferred Stock will receive such distributions on equal footing and ratably.
Definitive Investment Documents	This investment will be made in accordance with the definitive investment documents prepared by legal counsel for Main Street Phoenix setting forth the final terms and conditions of the purchase and sale of the Series - 1 Class B Preferred Stock.

Amendment	Amendments to this term sheet may only be made, in writing, by agreement of Main Street Phoenix and investors subscribing to a majority of the Series - 1 Class B Preferred Stock to be issued hereunder.
Confidentiality	The terms of this term sheet shall be kept confidential by the parties, except that Main Street Phoenix may disclose this term sheet to its members and other potential investors.